SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number:  1-15467

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vectren Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

                                                                                       Page

Report of Independent Registered Public Accounting Firm                                                                                                                            1

Statements of Net Assets Available for Benefits                                                                                                                                       2

Statements of Changes in Net Assets Available for Benefits                                                                                                                                  3

Notes to Financial Statements                                                                                                                                              4-10

Schedule H – Schedule of Assets Held at End of Year                                                                                                                                     11

Signatures                                                                                                                                                         12

Index of Exhibits                                                                                                      13

Note:  The accompanying financial statements have been prepared for the purpose of filing with Form 5500.  Supplemental schedules required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of the
Vectren Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for each of the three years ended in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff  Position AAGINV-1 and SOP 94-4-1, "Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans," as of December 31, 2006, and retrospectively to December 31, 2005.

                        /s/ McGladrey & Pullen LLP
                        McGLADREY & PULLEN LLP

Peoria, Illinois,
June 28, 2007

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In Thousands)

	At December 31,
(in thousands)	2006	2005

ASSETS
Cash and cash equivalents	$24	$7

Investments, at fair value
Mutual funds	96,420	76,303
Vectren Corporation Common Stock Fund	27,413	30,451
Common trust fund - fully benefit responsive investment contracts	17,448	19,476
Participants’ loans	3,084	2,912

Total investments	144,365	129,142

Net assets available for benefits, at fair value	144,389	129,149

Adjustment from fair value to contract value for investments in common trust fund, related to fully benefit responsive
investment contracts	150	164

NET ASSETS AVAILABLE FOR BENEFITS	$144,539	$129,313

The accompanying notes are an integral part of these financial statements.

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In Thousands)

	Year Ended December 31,
(in thousands)	2006	2005	2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividend, interest, and other income	$6,499	$5,240	$4,178
Net appreciation of investments	8,810	981	6,907

Total investment income	15,309	6,221	11,085

Contributions:
Employee	8,260	7,413	6,962
Employer	3,693	3,420	3,523
Total contributions	11,953	10,833	10,485

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distribution of benefits to participants	(12,029)	(7,020)	(8,713)
Fees paid to trustee	(7)	(4)	(5)

Total deductions	(12,036)	(7,024)	(8,718)

Net increase	15,226	10,030	12,852

NET ASSETS AVAILABLE FOR PLAN BENEFITS

Beginning of year	129,313	119,283	106,431

End of year	$144,539	$129,313	$119,283

The accompanying notes are an integral part of these financial statements.

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

a.	General

The Vectren Corporation Retirement Savings Plan (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.  The Plan's sponsor, Vectren Corporation (Vectren or the Company), serves as the plan administrator. Vectren, an Indiana corporation, is an energy holding company headquartered in Evansville, Indiana.  An Investment Committee has been appointed by the Company’s Board of Directors to administer the Plan.  The following description of the Plan provides only general information.  Further details of the Plan are provided in the Summary Plan Description which has been distributed to all plan participants.

With the exception of Miller Pipeline Corporation (Miller) and Energy Systems Group (ESG), all of Vectren’s wholly owned subsidiaries participate in the Plan.

b.  Participation

Non-bargaining unit employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan.  Non-bargaining unit employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one year of Period Service, as defined in the Plan document.

Bargaining unit employees must have either completed 1,000 hours of service or completed one year of service to participate in the Plan.

Each participant’s account is adjusted daily for contributions, withdrawals, distributions, income earned, changes in the value of trust fund assets, and expenses directly related to investment transactions.  Adjustments are based on participant earnings or account balances, as defined.

c.	Contributions and Vesting

Contributions are subject to limitations as defined in the Internal Revenue Code and are invested in 5 percent increments in the Vectren Corporation Common Stock Fund, a common trust fund, and seventeen mutual funds.  Plan participants may elect to contribute from 1 percent to 50 percent in whole percentages, of their eligible compensation, as defined in the amended and restated plan document.  Employees who become eligible to participate in the Plan subsequent to December 1, 2004 automatically have 3 percent of their eligible compensation contributed to the Plan.  Such contributions are invested in fund options that consider the participants’ estimated retirement date.  The participant can elect any other contribution percentage, including zero percent, and any other investment option.

Additionally, bargaining unit participants may contribute 100 percent of any pay out under their performance incentive plan and any guaranteed annual payment earned by the employee.  Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.  All participant contributions are fully vested.

Non-Bargaining Employees
Generally, the Company matches 50 percent of the first 6 percent of eligible compensation contributed by all non-bargaining unit employees.  Most participants also receive an additional 3 percent contribution on eligible compensation; however, certain participants in the Plan prior to March 30, 2000 declined the additional 3 percent contribution in lieu of rights available under other qualified retirement plans.  Certain employees of Vectren’s nonregulated operations also do not receive the additional 3 percent contribution.  Participants vest ratably in 20 percent increments over five years in employer contributions.

Bargaining Unit Employees
The Company’s matching contribution depends on the negotiated collective bargaining arrangement, but is generally 50 percent of the first 4 percent or 5 percent of eligible compensation.  The Company's matching contribution for bargaining unit employees covered under the Utility Workers Union of America, Local 175 (UWUA) agreement is limited to $1,000 per year.  Additionally, the Company will contribute an annual contribution for employees covered under the UWUA according to an agreed upon schedule as defined in the Plan document.  Participants vest ratably in 20 percent increments over five years.

d.	Distributions

Upon termination, retirement, or disability, participants have the option to receive either a lump sum distribution equal to the value of their vested account balance, or periodic installments over a period not to exceed 10 years, unless benefits are less than $5,000.  If benefits are less than $5,000, participants can either receive a lump sum distribution or roll funds over into an Individual Retirement Account or other qualified plan.  Also, if a lump sum distribution is received, the participant or beneficiary may elect to receive their existing investments in the Vectren Corporation Common Stock Fund in whole shares with fractional shares paid in cash.

Upon death of a participant, the beneficiary will continue to receive benefits if the participant was already receiving benefit payments.  If the participant had not begun receiving benefit payments, the beneficiary will receive a lump sum distribution of the participant's account balance within 5 years of the participant's death unless an election was made to distribute the participant's account balance in equal installments over a period not greater than 10 years to the beneficiary.  If the beneficiary is the participant's spouse, an election can be made not to begin distributions before the participant would have reached age 70-1/2.

e.   Forfeited Accounts

Forfeited non-vested accounts are used to reduce future employer contributions.  At December 31, 2006, 2005 and 2004, the amount of forfeited non-vested accounts was not significant.

f.	Withdrawals While Employed

Once an employee reaches age 59-1/2 and has completed 5 years of service, the employee can withdraw the partial or full value of his/her account at any time without penalty.

Prior to age 59-1/2, an employee can withdraw employee contributions and employer matching and discretionary contributions if the employee satisfies certain hardship requirements as defined in the Plan.  The distribution can be the amount necessary to satisfy the immediate financial need of the participant and is only available after the participant has obtained all other distributions and loans available under the Plan.

g.	Participant Loans

The Plan allows eligible participants to borrow up to 50 percent of the vested amount of their account balance up to $50,000 with a minimum borrowing of $1,000.  Each loan shall bear interest at the Prime rate  plus 1 percent as determined by the Plan and is collateralized by the participant’s remaining balance in his/her account.  The loan repayment period shall not be less than 1 year or greater than 5 years, except in instances where the loan proceeds were used to acquire the principal residence of the participant.  Each participant for whom a loan is approved is charged a $50 fee which is deducted from the participant's account and is paid to the Plan Trustee.

A participant may have no more than one active loan outstanding.  Loan payments, both principal and interest, shall be reapplied to the participant’s account and reinvested in the applicable fund based on the participant’s current election.

h.	Party-in-Interest Transactions

The Plan invests in shares of mutual funds managed by T. Rowe Price (the Trustee) and invests in shares of common stock of the Plan’s sponsor, Vectren.  Loan origination fees paid by participants of the Plan to T. Rowe Price amounted to $5,650, $4,400 and $5,200 for the years ended December 31, 2006, 2005 and 2004, respectively.  Additionally, Vectren performs certain services at no cost to the Plan and pays certain trustee fees and record keeping costs for the benefit of the Plan.

i.	Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.  Upon partial or total termination of the Plan, the participants’ accounts shall become fully vested and non-forfeitable.

j.	Voting Rights of Vectren Corporation Common Stock Fund Participants

Each participant who has an account balance in the Vectren Corporation Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders for all shares of Vectren Corporation common stock (including fractional shares), represented by the value of the participant's interest in the Vectren Corporation Common Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.    Basis of Accounting
The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

b.   Investments

Investments are stated at fair value using quoted market prices or other forms of third party support.  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the plan at year end.  Participant loans are valued at cost which approximates fair value.  Fully benefit-responsive contracts are reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is cost plus accrued income minus redemptions. Fair value is determined by discounting the scheduled future payments under the contract using a market rate for contracts with maturities comparable to the average remaining life of the contract being valued.  Investment transactions are reported on the trade date and are participant directed.

The Plan provides for various investment options in investment securities.  Investment securities are exposed to various risks, such as interest rate and market volatility risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

c.    Distributions

Distributions to withdrawing participants are recorded when paid.

d.    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

 e.   Impact of New Financial Accounting Standards

FASB Staff Position (FSP) AAG INV-1 and AICPA Statement of Position (SOP) 94-4-1

SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Plans and Defined-Contribution Pension Plans (SOP 94-4), is amended by FAS AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP AAG INV-1 and SOP 94-4-1).  FSP AAG INV-1 and SOP 94-4-1 revised the definition of a fully benefit responsive contract and provided disclosure guidance regarding benefit responsive contracts carried at contract value in financial statements.  The requirements of the FSP were adopted as of December 31, 2006 and have been applied retroactively to the Statement of Net assets Available for Benefits as of December 31, 2005 presented for comparative purposes.   The adoption had no impact on the total amount of Net Assets Available for Benefits or on the Statement of Changes in Net Assets Available for Benefits, but did require the Plan to separately disclose the fair value of its common trust fund investment and the adjustment of that fair value to contract value.  The additional disclosure require by the FSP is included in  Note 5.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157).  SFAS defines fair value, establishes a frame work for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  This statement does not require any new fair value measurements; however, the standard will impact how other fair value based GAAP is applied.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years with early adoption encouraged.  The Plan is currently assessing the impact this statement will have on its financial statements and results of operations.

3.  INVESTMENTS

The following table presents the fair value of investments at December 31, 2006 and 2005, respectively.  Investments that represent 5% or more of the Plan's net assets are separately identified.

(in thousands)		2006	2005

1)	Vectren Corporation Common Stock Fund	$27,413	$30,451
1)	T. Rowe Price
	Stable Value Common Trust Fund	17,448	19,476
	Equity Income Fund	18,204	16,739
	Balanced Fund	12,451	11,153
	Growth Stock Fund	13,104	11,161
	Trendstar Invt Tr Small Cap Fund	-	6,561
2)	Other investments less than 5% of net assets	52,661	30,689
	Participants' loans	3,084	2,912

	Total investments	$144,365	$129,142

1)	A party-in-interest to the Plan

2)
T. Rowe Price (TRP) is a party-in-interest to the Plan.  The Plan held (in thousands) $4,805 and $3,406 in TRP’s International Stock Fund; $255 and $213 in TRP’s Retirement 2005 Fund; $3,572 and $2,594 in TRP’s Retirement 2010 Fund; $3,755 and  $2,491 in TRP’s Retirement 2015 Fund; $4,902 and $2,225  in TRP’s Retirement 2020 Fund $2,970, and $1,770  in TRP’s Retirement 2025 Fund; $2,358 and $611in TRP’s Retirement 2030 Fund;  $742 and $276 in TRP’s Retirement 2035 Fund; $1,587 and $528 in TRP’s Retirement 2040 Fund; $317 and $30 in TRP’s Retirement 2045 Fund; $509 and $580 in TRP’s Retirement Income Fund; and $6,565 and $6,048 in TRP’s Equity Index 500 Fund, as of  December 31, 2006, and 2005, respectively.

During the years ended December 31, 2006, 2005 and 2004, the Plan's investments (including realized and unrealized gains and losses on investments) appreciated in value as follows:

(in thousands)	2006	2005	2004

Mutual Funds and Common Trust Fund	$7,723	$569	$4,460
Vectren Corporation Common Stock Fund	1,087	412	2,447

Total appreciation	$8,810	$981	$6,907

4.	TAX STATUS

The Company received its last determination letter on December 3, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter, and the Company has requested that the IRS issue a new determination letter based upon the Plan’s current design.  In the opinion of the Investment Committee, the Plan is currently designed, and continues to operate, in a manner that qualifies it under Internal Revenue Code Section 401(a) and, therefore, is exempt from income taxes under the provisions of Internal Revenue Code Section 501(a).  Accordingly, no provision for Federal income taxes has been made.

5.	BENEFIT RESPONSIVE INVESTMENT CONTRACT

The Plan has a benefit responsive investment contract with T Rowe Price in relation to the T Rowe Price Stable Value Common Trust Fund (the Common Trust Fund).  The Common Trust Fund maintains participant directed contributions that are credited with earnings and charged for participant withdrawals and expenses.  The Common Trust Fund is contractually obligated to repay principal and a specified interest rate that is guaranteed to Plan participants.

The fair value of the Common Trust Fund investment is different than the value at which Plan participants purchase and sell Common Trust Fund units or engage in other permitted transactions.  The value at which Plan participants initiate Common Trust Fund transactions is called “contract value.”  Contract value, rather than fair value, is therefore the relevant financial statement measure for the Common Trust Fund, and the fair value of the Common Trust Fund has been adjusted to its contract value in these financial statements.  Certain events, however, could limit the Common Trust Fund’s ability to transact at contract value with Plan participants; however, those events are not considered probable by the Plan Sponsor.

Because the Common Trust Fund initiates transactions at fair value and values its ending assets at fair value, but transacts with Plan participants at contract value, it is possible for the return credited to Plan participants to differ from the Common Trust Fund’s actual return.  However, as of December 31, 2006, the Plan’s average yield credited to participants was 4.68% and was consistent with the Common Trust Fund’s yield based on actual earnings.

6.	RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500 follows:
At December 31,
(in thousands)	2006

Net assets available for benefits per the financial statements	$144,539
Adjustment between fair value and contract value related to fully benefit-
responsive investment contracts held by common trust fund	(150)

Net assets available for benefits per the Form 5500	$144,389

A reconciliation of net investment income per the financial statements for the year ended December 31, 2006 to Form 5500 follows:
At December 31,
(in thousands)	2006

Net investment income per the financial statements	$15,309
Adjustment between fair value and contract value related to fully benefit-
responsive investment contracts held by common trust fund	(150)

Net investment income per the Form 5500	$15,159

SCHEDULE H

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 31, 2006

EIN (35-2086905)

(in thousands)
Identity of Issuer, Borrower, Lessor, or Similar Party		Current Value

1)	Vectren Corporation Common Stock Fund	$ 27,413

1)	T. Rowe Price Stable Value Common Trust Fund	17,448

	Mutual Funds
1)	T. Rowe Price
	Equity Income Fund	18,204
	Growth Fund	13,104
	Balanced Fund	12,451
	Equity Index 500 Fund	6,565
	Retirement 2020 Fund	4,902
	International Stock Fund	4,805
	Retirement 2015 Fund	3,755
	Retirement 2010 Fund	3,572
	Retirement 2025 Fund	2,970
	Retirement 2030 Fund	2,358
	Retirement 2040 Fund	1,587
	Retirement 2035 Fund	742
	Retirement Income Fund	509
	Retirement 2045 Fund	317
	Retirement 2005 Fund	255

	Trendstar Investment Trust Small Cap Fund	6,899

	PIMCO Total Return Fund	5,785

	Boston Co Small Cap Value	4,673

	Morgan Stanley Instutional Equity Fund	2,967

1)	Participants' loans, interest rates from 5.0% to 10.0%	3,084

	Total assets held at end of year	$ 144,365

1) Party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vectren Corporation Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTREN CORPORATION
RETIREMENT SAVINGS PLAN

Dated June 28, 2007

     /s/ Robert L. Goocher
Robert L. Goocher, Vice President and
Treasurer of Vectren Corporation and
Chairman of the Vectren Corporation
Investement Committee

Vectren Corporation Retirement Savings Plan
2006 Form 11-K
Attached Exhibits

The following Exhibits were filed electronically with the SEC with this filing.

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm